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                               cafe la france-TM-

                                       June 3, 1997

BY EDGAR AND TELEFAX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Richard Wulff, Chief, Office of Small Business Policy, Division
            of Corporate Finance, Mail Stop 7-8; Edsel J. Guydon,
            Attorney-Advisor, Mail Stop 7-8

Re:  Cafe La France, Inc.
     Registration Statement on Form SB-2 (File No. 333-18093)

Ladies and Gentlemen:

     Cafe La France, Inc. (the "Company") hereby requests withdrawal of its registration statement referenced above regarding a "best efforts" offering of Common Stock due to current market conditions and lack of interest by prospective investors.

     Also, based on discussions between our counsel and Mr. Edsel Guydon today, it is the Company's understanding, in view of this request for withdrawal and the fact that the Company has not sold any securities in the offering and has not filed a Form 8A, that it is not required to file a Form 10Q which it would otherwise be required to file on June 9, 1997 pursuant to
Section 15d of the Exchange Act and Rule 13a-13(a) thereunder, and that it will not be subject to any other reporting requirements of Section 15d under the Exchange Act resulting from the prior effectiveness of its registration statement upon your approval of this withdrawal request.

     Please call Michael F. Sweeney, Esq. or Robert D. Emerson, Esq. at (401) 455-0700 with any questions you may have, and thank you for you assistance in this matter.

                                       Very truly yours,

                                       /s/ Thomas W. Dejordy

                                       Thomas W. DeJordy